EXHIBIT 99.1

Student Transportation Expands Through Major Acquisition

Adds $36 Million in Annual Revenue, Increases Regional Density in U.S. Midwest

WALL, N.J., Nov. 15, 2011 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, today announced it has signed an agreement to acquire Wisconsin-based Dairyland Bus, Inc. and related companies. The acquisition will add over 700 vehicles, annualized revenues of over US$36 million and five locations to the Company's existing Midwest operations. The transaction and closing were contingent upon meeting certain conditions, most of which have now been met. The transaction is binding and will close after the requisite regulatory approval.

"This is a regional company with a long history of excellent service in school busing which we have tried to acquire for many years," said Denis J. Gallagher, STI Chairman and CEO. "We are pleased to finally sign a deal for these companies. It opens up a new state for us and positions us for further expansion in the upper Midwest that is consistent with our core focus on rural and suburban family-oriented school bus businesses."

"This is such a nice fit with who we are and how we operate our business model. We have known the Dairyland management team for many years and are especially thrilled to welcome seasoned industry executive Mike Pjevach and his team into the STA family. The drivers and maintenance staffs are some of the best in the business. Their fleet is extremely young for its size with an average age of 5 years," Gallagher said.

The Company utilized availability under its newly renegotiated senior credit facility to fund the acquisition. Management expects the deal to be accretive to shareholders of its common stock.

The Company has reported that fiscal year 2012 revenues are currently projected to reflect a 12 percent year-over-year increase. Gallagher said this acquisition, once closed, is projected to add another 6 percent to that for the current fiscal year.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 8,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         732-280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com